SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 LOSS OF €20M (EXCL LAUDA)
LOWER FARES LEADS TO STRONGER GROWTH AS COMPETITORS FAIL

Ryanair today (4 Feb.) reported a Q3 net loss of €20m (excl. Lauda). Strong traffic growth (+8%) to 33m was offset by a 6% decline in ave. fares due to excess winter capacity in Europe. Stronger ancillary revenue growth (+26%) was offset by higher fuel, staff and EU261 costs.

Q3 Results (IFRS)*	Dec. 31, 2017	Dec. 31, 2018	% Change
Guests	30.4m	32.7m	+8%
Load Factor	96%	96%	0%
Revenue	€1.41bn	€1.53bn	+9%
PAT/ (Net Loss)	€105.6m	(€19.6m)
* excl. €46.5m exceptional Q3 FY19 Lauda loss

Ryanair's Michael O'Leary said:
"While a €20m loss in Q3 was disappointing, we take comfort that this was entirely due to weaker than expected air fares so our customers are enjoying record low prices, which is good for current and future traffic growth. While ancillary revenues performed strongly, up 26% in Q3, this was offset by higher fuel, staff and EU261 costs.

Q3 highlights include:
●  Traffic grew 8% to 33m (LF unchanged at 96%)
●  Ave. fares fell 6% to under €30
●  Ancillary revenue rose 26% to €557m
●  More union progress - 20 Jan. Spanish Cabin Crew agreement
●  Lauda holding increased to 100%
●  UK AOC granted in Dec.

Revenue
Q3 revenue increased 9% to €1.53bn, up 1% per guest, due to a strong performance in ancillary revenue and increased traffic stimulated by a 6% decline in average fares to under €30 due to excess short-haul capacity in Europe.  Ryanair Labs continues to drive ancillary revenue.  In Q3 priority boarding and reserved seating grew strongly.  A transformational improvement of our digital platform is underway (website, app & 3rdparty ancillary plug-ins) and will be completed before year-end.  This will further improve personalisation, and triple capacity, as we grow to 200m guests p.a. and welcome over 1bn platform visits each year.

Cost Leadership
Ryanair has the lowest unit costs of any EU airline and this gap is widening.  We will take delivery of our first 5x B737 MAX "gamechanger" aircraft from April.  These aircraft have 4% more seats, are 16% more fuel efficient, have 40% lower noise emissions and are hedged at an average €/$ rate of $1.24 out to FY24. They will drive unit cost efficiencies over the next 5 years.  As consolidation continues and weaker European airlines fail (or sell), airports are increasingly keen to attract Ryanair's dependable, efficient (high load factor) traffic growth.  FY19 is a year of investment in our people, our systems and our business as we prepare to grow to 200m guests p.a. by 2024.  In Q3 ex-fuel unit costs increased by 6%.  This includes higher staff costs, including the 20% pilot pay increases, investment in engineering headcount, pilot/cabin crew training, and elevated EU261 costs due to the high number of ATC staff shortages/disruptions in FY19.  We have extended our fuel hedges and are 90% hedged for FY20 at c.$71bbl and 13% hedged for Q1 FY21 at c.$63bbl.

Balance Sheet
The Group's balance sheet (BBB+ rated) remains one of the strongest in the industry with €2.2bn gross cash and 93% of our fleet owned - 60% of which is unencumbered.  In the first 9 months of FY19 Ryanair generated almost €560m net cash from operations, spent €1.2bn on capex (primarily aircraft, simulators, engines, hangars and spare parts), returned €560m to shareholders via share buybacks, and repaid over €230m debt.  As a result, net debt increased to €1.5bn at quarter end.

Lauda
In December, Ryanair acquired the remaining 25% of Laudamotion. This Austrian airline will carry just over 4m customers in its first (start up) year, but was heavily loss making, mainly due to the very late release of S.18 schedules, low promotional fares, expensive aircraft leases and unhedged fuel. Due to recent improvements in schedules, fares and costs, the exceptional year 1 start-up loss has been reduced from an expected €150m to approx. €140m. Lauda is now gearing up for its second year with an increased fleet of 25 aircraft (from 19 in prior year), traffic growth to 6m guests, lower cost fuel hedges, and we expect losses to narrow substantially to between €50m and breakeven depending on S.19 peak season yields. By year 3 Lauda is on track to grow to over 7.5m customers and profitability.

Competition & Consolidation
Higher oil prices and lower fares have over the past 4 months seen a wave of EU airline failures including Primera (UK & Spain), Small Planet and Azur (Ger), Sky Works (Swi), VLM (Bel), Cobalt (Cyprus) and Cello (UK). In addition, other bigger airlines like Wow (Ice), Flybe (UK), and Germania (Ger) are urgently seeking buyers or, like Norwegian, refinancing just to survive.

Other airlines have also cut or closed bases in response to lower fares and higher fuel costs. Ryanair closed unprofitable bases in Bremen & Eindhoven and we cut aircraft numbers in Niederrhein and Hahn. Norwegian have closed multiple bases, many where they compete with Ryanair, including Rome, Las Palmas, Palma, Tenerife, Edinburgh & Belfast, and will cut their Dublin base from 6 to 1 aircraft in October. Wizz (Poznan), Lufthansa (Dusseldorf) and EasyJet (Oporto) have also announced base cuts and/or closures in recent months. We expect more closures and airline failures in 2019 due to over capacity in the European market, which is causing continued fare weakness.

Brexit
The risk of a "no deal" Brexit remains worryingly high. While we hope that common sense will prevail, and lead to either a delay in Brexit, or agreement on the 21 month transition deal currently on the table, we have taken all necessary steps to protect Ryanair's business in a no-deal environment. We have now obtained a UK AOC to protect our 3 domestic UK routes, and we will place restrictions on the voting rights and share sales of non-EU shareholders for a period of time (in the event of a hard Brexit) to ensure that Ryanair remains at all times an EU owned and EU controlled airline, even if the UK exits the EU without a deal.

Guidance (excl. Lauda)
As announced on 18 Jan., Ryanair's FY19 profit guidance will be in a range of €1.0bn to €1.1bn due to:
●  Lower winter fares, which are expected to fall 7% (H2) (compared to -2% originally forecast);
●  Stronger traffic growth, up 9% to 142m;
●  Stronger ancillary sales as more customers choose lower cost optional services; and
●  Slightly better than expected H2 unit cost performance, mainly lower unhedged oil prices.

This guidance excludes (exceptional) start-up losses in Lauda, which have been cut from €150m to €140m primarily on the back of better than expected unit cost performance during the winter period.

While we have reasonable visibility of our Q4 bookings, we cannot rule out further cuts to air fares and/or slightly lower full year guidance especially if there are unexpected Brexit and/or security developments which adversely impact fares for close-in bookings between now and the end of March.

We do not share the recent optimistic outlook of some competitors that Summer 2019 airfares will rise. In the absence of further EU airline failures, and because of the recent fall in oil prices (which allows loss making unhedged competitors to survive longer), we expect excess short haul capacity to continue through 2019, which will we believe lead to a weaker - not stronger - fare environment. Ryanair will continue to be load factor active / price passive in this market, which we expect will lead to lower fares for our customers, robust traffic growth and more casualties among already loss making competitors before the year end."

Group Structure
Over the next 12 months Ryanair Holdings Plc will move to a group structure not dissimilar to that of IAG. A small senior management team will oversee the development of 4 airline subsidiaries; Ryanair DAC, Laudamotion, Ryanair Sun and Ryanair UK, each with their own CEOs and management teams. Holdings will focus upon efficient capital allocation, cost reductions, aircraft acquisitions and small scale M&A opportunities.

To lead this group structure Michael O'Leary will become Group CEO, a role in which he will concentrate on the development of the group. A replacement CEO of Ryanair DAC, who will work alongside the CEOs of Laudamotion and Ryanair Sun, will be appointed later this year. The Group CEO will be assisted in Holdings by small group legal and group finance teams. As we expand the Lauda Airbus fleet and take delivery of over 200 B737 Max aircraft, we believe this group structure will deliver cost and operating efficiencies, while enabling the group to look at other small scale M&A opportunities like the successful development of Lauda.

Board Succession
Having agreed this group strategy as the best way to grow Ryanair, Sun, Lauda and other possible airline brands, Michael O'Leary has agreed a new 5 year contract as Group CEO, which secures his services for the group until at least July 2024. His agreement to commit for a 5 year period is welcome, and will give certainty to our shareholders and allow him to guide the individual CEO's of Ryanair, Laudamotion and Ryanair Sun.

The Board had previously committed to setting out its succession plan before the Sept. 2019 AGM. In that regard, David Bonderman (Chairman) and Kyran McLaughlin (SID) have agreed to lead the Board for 1 more year until summer 2020, but neither of them wishes to go forward or be considered for re-election at the September 2020 AGM. In order to ensure a smooth succession, Stan McCarthy who joined the Board in May 2017, has agreed to take up the position of Deputy Chairman from April 2019, and will transition to Chairman of the Board in summer 2020. Stan will bring his enormous international experience (as a former CEO of Kerry Group Plc) and leadership skills to the development of Ryanair Holdings over the coming years, although a legend like David Bonderman will be a very hard act to follow.

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 142m guests p.a. on more than 2,400 daily flights from 84 bases, connecting over 200 destinations in 37 states on a fleet of over 460 aircraft, with a further 210 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 14,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and extending an industry leading 33-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2018 (unaudited)
		At Dec 31,	At Mar 31,
		2018	2018
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,828.4	8,123.4
Intangible assets	11	146.4	46.8
Derivative financial instruments		135.6	2.6
Total non-current assets		9,110.4	8,172.8

Current assets
Inventories		6.4	3.7
Other assets		235.6	235.5
Trade receivables		73.9	57.6
Derivative financial instruments		200.9	212.1
Restricted cash		34.6	34.6
Financial assets: cash > 3 months		1,359.7	2,130.5
Cash and cash equivalents		836.5	1,515.0
Total current assets		2,747.6	4,189.0

Total assets		11,858.0	12,361.8

Current liabilities
Trade payables		319.4	249.6
Accrued expenses and other liabilities		1,779.6	2,502.2
Current maturities of debt		399.2	434.6
Derivative financial instruments		459.6	190.5
Current tax		70.6	36.0
Total current liabilities		3,028.4	3,412.9

Non-current liabilities
Provisions		133.6	138.1
Derivative financial instruments		112.2	415.5
Deferred tax		377.6	395.2
Other creditors		-	2.8
Non-current maturities of debt		3,329.9	3,528.4
Total non-current liabilities		3,953.3	4,480.0

Shareholders' equity
Issued share capital	13	6.8	7.0
Share premium account		719.4	719.4
Other undenominated capital	13	3.2	3.0
Retained earnings	13	4,343.8	4,077.9
Other reserves		(196.9)	(338.4)
Shareholders' equity		4,876.3	4,468.9

Total liabilities and shareholders' equity		11,858.0	12,361.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter ended December 31, 2018 (unaudited)

			Pre-Except.	Lauda. Except.	IFRS	IFRS
			Q3-Dec 31,	Q3-Dec 31,	Q3-Dec 31,	Q3-Dec 31,
		Change*	2018	2018	2018	2017
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+1%	975.0	49.4	1,024.4	964.2
Ancillary revenues		+26%	557.0	-	557.0	440.7
Total operating revenues - continuing operations		+9%	1,532.0	49.4	1,581.4	1,404.9

Operating expenses
Fuel and oil		+32%	571.7	-	571.7	433.0
Airport and handling charges		+8%	241.1	-	241.1	223.2
Staff costs		+31%	237.2	-	237.2	180.7
Route charges		+6%	172.5	-	172.5	163.3
Depreciation		+14%	159.3	-	159.3	140.1
Marketing, distribution and other		+28%	104.4	-	104.4	81.7
Maintenance, materials and repairs		+1%	36.5	-	36.5	36.0
Aircraft rentals		-24%	15.8	-	15.8	20.9
Lauda costs		-	-	110.9	110.9	-
Total operating expenses		+20%	1,538.5	110.9	1,649.4	1,278.9

Operating (loss)/profit - continuing operations			(6.5)	(61.5)	(68.0)	126.0

Other (expense)/income
Net finance expense		+4%	(14.2)	-	(14.2)	(13.6)
Foreign exchange (loss)/gain			(1.4)	-	(1.4)	0.5
Total other (expense)/income		+19%	(15.6)	-	(15.6)	(13.1)

(Loss)/profit before tax			(22.1)	(61.5)	(83.6)	112.9

Tax credit/(expense) on profit	4		2.5	15.0	17.5	(7.3)

(Loss)/profit for the quarter - all attributable to equity holders of parent			(19.6)	(46.5)	(66.1)	105.6

(Loss)/earnings per ordinary share (€)
Basic	9				(0.0583)	0.0893
Diluted	9				(0.0580)	0.0885
Weighted average no. of ordinary shares (in Ms)
Basic	9				1,133.5	1,182.9
Diluted	9				1,139.8	1,193.1

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-Lauda costs for FY19.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2018 (unaudited)

			Pre-Except.	Lauda. Except.	IFRS	IFRS
			9 Months	9 Months	9 Months	9 Months
			Ended	Ended	Ended	Ended
			Dec 31,	Dec 31,	Dec 31,	Dec 31,
		Change*	2018	2018	2018	2017
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+2%	4,479.9	97.7	4,577.6	4,377.3
Ancillary revenues		+27%	1,841.8	-	1,841.8	1,452.9
Total operating revenues - continuing operations		+8%	6,321.7	97.7	6,419.4	5,830.2

Operating expenses
Fuel and oil		+25%	1,841.5	-	1,841.5	1,473.2
Airport and handling charges		+7%	815.4	-	815.4	760.2
Staff costs		+32%	722.2	-	722.2	545.5
Route charges		+4%	576.5	-	576.5	554.3
Depreciation		+14%	478.5	-	478.5	420.2
Marketing, distribution and other		+18%	361.2	-	361.2	305.5
Maintenance, materials and repairs		+24%	131.7	-	131.7	106.5
Aircraft rentals		-20%	49.9	-	49.9	62.4
Lauda costs		-	-	206.0	206.0	-
Total operating expenses		+18%	4,976.9	206.0	5,182.9	4,227.8

Operating profit - continuing operations		-16%	1,344.8	(108.3)	1,236.5	1,602.4

Other (expense)/income
Net finance expense Share of associate losses	11		(45.3) -	- (9.8)	(45.3) (9.8)	(45.2) -
Foreign exchange (loss)/gain			(1.5)	-	(1.5)	1.4
Total other (expense)/income		+7%	(46.8)	(9.8)	(56.6)	(43.8)

Profit before tax		-17%	1,298.0	(118.1)	1,179.9	1,558.6

Tax (expense) on profit	4	-24%	(122.0)	26.7	(95.3)	(160.5)

Profit for the nine months - all attributable to equity holders of parent		-16%	1,176.0	(91.4)	1,084.6	1,398.1

Earnings per ordinary share (€)
Basic	9	-19%			0.9457	1.1669
Diluted	9	-19%			0.9388	1.1568
Weighted average no. of ordinary shares (in Ms)
Basic	9				1,146.9	1,198.1
Diluted	9				1,155.3	1,208.6

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-Lauda costs for FY19.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter ended December 31, 2018 (unaudited)

	Q3-Dec 31,	Q3-Dec 31,
	2018	2017
	€M	€M

(Loss)/profit for the quarter	(66.1)	105.6

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(509.3)	(41.1)

Other comprehensive (loss) for the quarter, net of income tax	(509.3)	(41.1)

Total comprehensive (loss)/income for the quarter - all attributable to equity holders of parent	(575.4)	64.5

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2018 (unaudited)

	9 Months	9 Months
	Ended	Ended
	Dec 31,	Dec 31,
	2018	2017
	€M	€M

Profit for the nine months	1,084.6	1,398.1

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	134.0	(386.6)

Other comprehensive income/(loss) for the nine months, net of income tax	134.0	(386.6)

Total comprehensive income for the nine months - all attributable to equity holders of parent	1,218.6	1,011.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2018 (unaudited)

		9 Months	9 Months
		Ended	Ended
		Dec 31,	Dec 31,
		2018	2017
	Note	€M	€M
Operating activities
Profit after tax		1,084.6	1,398.1

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		478.5	420.2
(Increase) in inventories		(2.7)	(0.1)
Tax expense on profit		95.3	160.5
Share based payments		7.5	4.5
(Increase) in intangible assets		(99.6)	-
(Increase) in trade receivables		(16.3)	(17.0)
(Increase) in other current assets		(0.2)	(19.6)
Increase/(decrease) in trade payables		69.8	(16.7)
(Decrease) in accrued expenses		(994.0)	(836.2)
(Decrease) in other creditors		(2.8)	(8.5)
(Decrease)/increase in provisions		(4.5)	8.5
Increase in net finance expense Share of equity accounted investment's loss		1.6 9.8	6.9 -
Tax paid		(71.0)	(72.9)
Net cash provided by operating activities		556.0	1,027.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,183.5)	(1,026.6)
Decrease in financial assets: cash > 3 months		770.8	1,329.3
Investment in associate and subsidiary		(32.0)	-
Cash acquired with subsidiary undertakings		7.0	-
Net cash (used in)/provided by investing activities		(437.7)	302.7

Financing activities
Shareholder returns Repayments of long term borrowings	13	(560.5) (236.3)	(639.0) (289.3)
Net cash (used in) financing activities		(796.8)	(928.3)

(Decrease)/increase in cash and cash equivalents		(678.5)	402.1
Cash and cash equivalents at beginning of the period		1,515.0	1,224.0
Cash and cash equivalents at end of the period		836.5	1,626.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2018 (unaudited)
						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	221.9	14.9	4,423.0
Profit for the nine months	-	-	-	1,398.1	-	-	-	1,398.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(386.6)	-	(386.6)
Total other comprehensive income	-	-	-	-	-	(386.6)	-	(386.6)
Total comprehensive income	-	-	-	1,398.1	-	(386.6)	-	1,011.5
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	4.5	4.5
Repurchase of ordinary equity shares	-	-	-	(639.0)	-	-	-	(639.0)
Cancellation of repurchased ordinary shares	(35.0)	(0.2)	-	-	0.2	-	-	-
Balance at December 31, 2017	1,182.9	7.1	719.4	4,215.9	2.9	(164.7)	19.4	4,800.0
Profit for the three months	-	-	-	52.1	-	-	-	52.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(195.0)	-	(195.0)
Total other comprehensive income	-	-	-	-	-	(195.0)	-	(195.0)
Total comprehensive income	-	-	-	52.1	-	(195.0)	-	(142.9)
Transactions with owners of the Company recognised directly in equity
Share based payments	-	-	-	-	-	-	1.9	1.9
Repurchase of ordinary equity shares	-	-	-	(190.1)	-	-	-	(190.1)
Cancellation of repurchased ordinary shares	(11.7)	(0.1)	-	-	0.1	-	-	-
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(285.0)	-	-	-	(285.0)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,792.9	3.0	(359.7)	21.3	4,183.9
Profit for the nine months	-	-	-	1,084.6	-	-	-	1,084.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	134.0	-	134.0
Total other comprehensive income	-	-	-	-	-	134.0	-	134.0
Total comprehensive income	-	-	-	1,084.6	-	134.0	-	1,218.6
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	7.5	7.5
Repurchase of ordinary equity shares	-	-	-	(560.5)	-	-	-	(560.5)
Other	-	-	-	26.8	-	-	-	26.8
Cancellation of repurchased ordinary shares	(37.8)	(0.2)	-	-	0.2	-	-	-
Balance at December 31, 2018	1,133.4	6.8	719.4	4,343.8	3.2	(225.7)	28.8	4,876.3

Ryanair Holdings plc and Subsidiaries

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.  A reconciliation of the results for the nine months under IFRS to the adjusted results is provided on page 14 and in note 8 of this interim financial report.

The exceptional item in the quarter ended December 31, 2018 comprised Lauda's exceptional start-up losses of €46.5M. Lauda became a subsidiary at the start of August 2018.

MD&A Quarter Ended December 31, 2018

Income Statement

Scheduled revenues:
Scheduled revenues increased by 1% to €975.0M due to 8% traffic growth (to 32.7M) offset by a 6% reduction in average fares to under €30.

Ancillary revenues:
Ancillary revenues rose by 26% to €557.0M due to 8% traffic growth, improved uptake of ancillary products, particularly reserved seating and priority boarding services.

Total revenues:
As a result of the above, total revenues increased by 9% to €1,532.0M (up over 1% per guest).

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 32% to €571.7M due to higher fuel prices and a 9% increase in block hours.

Airport and handling charges:
Airport and handling charges increased by 8% to €241.1M, in line with traffic growth, due to an 8% increase in sectors.

Staff costs:
Staff costs increased 31% to €237.2M due to 20% pilot pay increases, 9% more flight hours, recruitment of additional engineers, investment in pilot & cabin crew training and a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges:
Route charges rose by 6% to €172.5M due to the 8% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 14% higher at €159.3M broadly in line with the 50 (+13%) additional owned aircraft in the fleet at period end (Q3 FY 19: 429 / Q3 FY 18: 379).

Marketing, distribution and other:
Marketing, distribution and other rose by 28% to €104.4M primarily due to higher EU261 costs arising from flight disruptions and cancellations.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 1% to €36.5M, broadly in line with last year.  A higher number of maintenance shop visits for older aircraft was offset by fewer lease handbacks in the quarter.

Aircraft rentals:
Aircraft rentals fell by 24% to €15.8M due to the smaller leased fleet. (Q3 FY 19: 27 / Q3 FY 18: 33)

Unit costs rose by 12% (excluding fuel they increased by 6%).

Net finance expense:
Net finance expense increased by 4% to €14.2M due to the higher net debt in the quarter.

MD&A Nine Months Ended December 31, 2018

The exceptional item in the nine months ended December 31, 2018 comprised Lauda's exceptional start-up losses of €91.4M.  Lauda became a subsidiary at the start of August 2018.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 2% to €4,479.9M due to 7% traffic growth (to 109.3M) offset by a 4% reduction in average fares to €41.

Ancillary revenues:
Ancillary revenues rose by 27% to €1,841.8M due to 7% traffic growth, improved uptake of ancillary products, particularly reserved seating and priority boarding services and the positive timing of revenue recognition on certain fees (approx. €110M) following the transition to IFRS 15.

Total revenues:
As a result of the above, total revenues increased by 8% to €6,321.7M (up 2% per guest).

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 25% to €1,841.5M due to higher fuel prices and an 8% increase in block hours.

Airport and handling charges:
Airport and handling charges increased by 7% to €815.4M broadly in line with traffic growth.

Staff costs:
Staff costs increased 32% to €722.2M due to 20% pilot pay increases, 8% more flight hours, recruitment of additional engineers, investment in pilot & cabin crew training and a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges:
Route charges rose by 4% to €576.5M due to the 7% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 14% higher at €478.5M, broadly in line with the 50 (+13%) additional owned aircraft in the fleet at period end (FY 19: 429 / FY 18: 379).

Marketing, distribution and other:
Marketing, distribution and other rose by 18% to €361.2M primarily due to higher EU261 costs arising primarily from disruptions and cancellations during the period.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 24% to €131.7M due to higher scheduled engine maintenance arising from the higher number of shop visits for older aircraft and the timing of lease handbacks.

Aircraft rentals:
Aircraft rentals fell by 20% to €49.9M due to 6 fewer leased aircraft in the fleet compared to the same period last year. (FY 19: 27 / FY 18: 33).

Unit costs rose by 10% (excluding fuel they increased by 7%).

Net finance expense:
Net finance expense was broadly flat at €45.3M.

Balance sheet:
Gross cash decreased by €1,449.3M to €2,230.8M at December 31, 2018.
Gross debt fell by €233.9M to €3,729.1M due to debt repayments.
€556.0M net cash was generated by operating activities. Capital expenditure was €1,183.5M and shareholder returns amounted to €560.5M.
Net debt was €1,498.3M at period end.  (March 2018: €282.9M).

Shareholders' equity:
Shareholders' equity increased by €407.4M to €4,876.3M in the period due to IFRS hedge accounting treatment for derivatives of €134.0M and consolidated group net profit after tax of €1,084.6M, offset by €560.5M of shareholder returns and the IFRS 15 transition adjustment to opening reserves.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2018 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator.

This interim management report includes the following:

●  Principal risks and uncertainties relating to the remaining three months of the year;

●  Related party transactions; and

●  Post balance sheet events.

Results of operations for the nine month period ended December 31, 2018 compared to the nine month period ended December 31, 2017, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 111 and 112 of our 2018 annual report.  Mr. Declan McKeon and Mr. Charles McCreevy resigned from the Board at the AGM on September 20, 2018.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Reconciliation of profit after tax to adjusted profit after tax for the nine month period

	9 Months	9 Months
	Ended	Ended
	Dec 31, 2018	Dec 31, 2017
	€M	€M
Profit after tax for the nine months - IFRS	1,084.6	1,398.1
Exceptional item: Lauda losses	91.4	-
Adjusted profit after tax for the nine months	1,176.0	1,398.1

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for MD&A purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the nine months ended December 31, 2018 relates to the exceptional start-up losses of Lauda, which became a subsidiary of Ryanair at the start of August 2018.

Going concern
Having considered the Group's principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2018 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2018 Annual Report for the year ended March 31, 2018, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2018, are available at http://investor.ryanair.com/.

The December 31, 2018 figures and the December 31, 2017 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2018, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended December 31, 2018 on February 1, 2019.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for Investment in associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies.  The Company's investment in its associate is accounted for using the equity method.  The consolidated income statement reflects the Company's share of profit/losses after tax of the associate.  Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company's share of net assets, less any impairment in value.  If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company's share of equity accounted investments results in the consolidated income statement.  If the Company's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

Accounting for business combinations

Business combinations are accounted for using the acquisition method from the date that control is transferred to the Group. Under the acquisition method, consideration transferred is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed.

When the initial values of assets and liabilities in a business combination have been determined provisionally, any subsequent adjustments to the values allocated to the identifiable assets and liabilities (including contingent liabilities) are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.  Acquisition related costs are expensed in the period incurred.

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The results of subsidiary undertakings acquired during the year are included in the Group Income Statement from the date at which control of the entity was obtained. They continue to be included in the Group Income Statement until control ceases.

Newly effective EU-endorsed standards and amendments

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2018 and therefore have been applied by the Group for the first time in these condensed consolidated interim financial statements;

●      IFRS 15: "Revenue from Contracts with Customers including Amendments to IFRS 15" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●      IFRS 9: "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●      Amendments to IFRS 2: "Classification and Measurement of Share Based Payment Transactions" (effective for fiscal periods beginning on or after January 1, 2018)

●      Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

●      IFRIC Interpretation 22: "Foreign Currency Transactions and Advance Consideration" (effective for fiscal periods beginning on or after January 1, 2018)

●      Amendments to IAS 40: "Transfers of Investment Property" (effective for fiscal periods beginning on or after January 1, 2018)

New standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. A more detailed transitional impact for IFRS 16 is included below.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●        IFRS 16: "Leases" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●        IFRIC 23: "Uncertainty over Income Tax Treatments" (effective for fiscal periods beginning on or after January 1, 2019)

●        Amendments to IFRS 9: "Prepayment Features with Negative Compensation" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●        Amendments to IAS 28: "Long-term interests in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2019)

●        Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)

●      Amendments to IAS 19: "Plan Amendment, Curtailment or Settlement" (effective for fiscal periods beginning on or after January 1, 2019)

●      Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

IFRS 15 and IFRS 9 have been adopted in the financial year ended March 31, 2019. Changes to significant accounting policies, together with the impact of adoption, are described below:

IFRS 15:  Revenue from Contracts with Customers

The Group has adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking.  For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15.  The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). Accordingly, the comparatives have not been restated - i.e. they are presented, as previously reported, under IAS 18 and related interpretations.  The impact on transition to IFRS 15, was a reduction in retained earnings (net of tax) of €285.0M at April 1, 2018.

The impact of adopting IFRS 15 on the Group's interim balance sheet as at December 31, 2018 was an increase in the amount of deferred revenue of €175M, compared with the amount that would have been recognised under IAS 18 and related interpretations. The impact on the interim income statement and the interim statement of comprehensive income is to increase ancillary revenue in the nine months ended December 31, 2018 by €110M.

There is a nil net impact on the Group's interim statement of cash flows for the nine months ended December 31, 2018.

IFRS 9:  Financial Instruments

The Group has adopted IFRS 9 with effect from April 1, 2018.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. All of Ryanair's financial assets continue to be held at amortised cost. Accordingly, no transition adjustment to carrying values arose in the nine months ended December 31, 2018. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets and our hedge accounting provisions did not materially change as a result of adoption of IFRS 9 in the nine months ended December 31, 2018.

IFRS 16:  Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  Ryanair does not intend to early adopt IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2018 was 8.1% (December 31, 2017: 10.3%).  The tax charge for the nine months ended December 31, 2018 of €95.3M (December 31, 2017: €160.5M) comprises a current tax charge of €132.4M, a deferred tax credit of €10.4M relating to the temporary differences for property, plant and equipment recognised in the income statement and a deferred tax credit of €26.7M relating to Lauda losses.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €7.5M (December 31, 2017: €4.5M) is the fair value of various share options granted in current and prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At December 31, 2018 the Group had an operating fleet of 456 (2017: 412) Boeing 737 aircraft and 11 Airbus A320 leased aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19, all of which (including 29 in the nine months) were delivered at December 31, 2018.

The Group also agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).

The CODM assessed the performance of the business based on the adjusted profit/ (loss) after tax of the Group for the year.

Reportable segment information is presented as follows:

	9 Months	9 Months
	Ended	Ended
	Dec 31, 2018	Dec 31, 2017
	€M	€M
Revenues (includes €97.7M Lauda revenues in the nine months ended December 31, 2018 only)	6,419.4	5,830.2

Reportable segment adjusted profit after tax	1,176.0	1,398.1
Lauda losses	(91.4)	-

IFRS profit after tax	1,084.6	1,398.1

	Total	Total
	At Dec 31, 2018 €M	At Mar 31, 2018 €M
Reportable segment assets	11,858.0	12,361.8
Reportable segment liabilities	6,981.7	7,892.9

The company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated interim income statement.

9.            Earnings per share
			9 Months	9 Months
			Ended	Ended
	Q3-Dec 31,	Q3-Dec 31,	Dec 31,	Dec 31,
	2018	2017	2018	2017

Basic (loss)/earnings per ordinary share (€)	(0.0583)	0.0893	0.9457	1.1669
Diluted (loss)/earnings per ordinary share (€)	(0.0580)	0.0885	0.9388	1.1568
Weighted average number of ordinary shares (in M's) - basic	1,133.5	1,182.9	1,146.9	1,198.1
Weighted average number of ordinary shares (in M's) - diluted	1,139.8	1,193.1	1,155.3	1,208.6

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 8.4M (2017: 10.5M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the nine months ended December 31, 2018 amounted to €1,183.5M and primarily relates to aircraft pre delivery payments, 29 aircraft deliveries, spare engines, maintenance hangar construction costs and simulators.

11.          Business combinations

Acquisition of a Subsidiary

In April 2018, the Company purchased a 24.9% stake in Lauda. This investment was accounted for using the equity method. In August 2018, the Group acquired a further 50.1% of the shares and voting interests in Lauda. The Group has since increased is holding in Lauda to 100%. Lauda gives the Group access to valuable slots at slot constrained airports in Germany, Austria & Palma in Spain.

In the period to December 31, 2018, Lauda contributed revenue of €97.7M and an operating loss of €108.3M to the Group's results. Ryanair also recognised €9.8M in share of losses in associate prior to consolidation of Lauda, and recognised a deferred tax credit of €26.7M relating to the recognition of a deferred tax asset re Lauda losses.

Consideration transferred and assets and liabilities assumed

The following table summarises the fair value of assets acquired and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Lauda:

€M
Consideration:
- Consideration (liabilities & cash paid)	32
- Fair value of existing equity interest	6
- Elimination of intercompany loans	61
Total	99

Net assets acquired:
- Intangible assets	100
- Cash and cash equivalents	7
- Net other assets (liabilities) acquired	(8)
Total	99

Fair values measured on a provisional basis

Given the proximity of the acquisition to the period end, the fair value of Lauda's intangible assets (principally landing slots) has been determined on a provisional basis.

Goodwill

As the value of identifiable net assets acquired substantially equalled the value of the consideration paid plus the fair value of the existing interest in Lauda, there was a nil value attributed to Goodwill.  The re-measurement to fair value of the Group's initial 24.9% interest in Lauda, from its pre acquisition carrying value of nil, resulted in a gain of €6M.  This amount has been included in share of associate losses in the condensed interim income statement.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2018 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2018 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months ended December 31, 2018, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2018 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the nine months ended December 31, 2018 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:
	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	135.3	135.3	2.6	2.6
- Interest rate swaps	0.3	0.3	-	-
	135.6	135.6	2.6	2.6
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	199.5	199.5	2.0	2.0
- Jet fuel derivative contracts	-	-	209.8	209.8
- Interest rate swaps	1.4	1.4	0.3	0.3
	200.9	200.9	212.1	212.1
Trade receivables*	73.9		57.6
Cash and cash equivalents*	836.5		1,515.0
Financial asset: cash > 3 months*	1,359.7		2,130.5
Restricted cash*	34.6		34.6
Other assets*	0.1		0.3
	2,505.7	200.9	3,950.1	212.1
Total financial assets	2,641.3	336.5	3,952.7	214.7

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- Jet fuel derivative contracts	67.3	67.3	-	-
- U.S. dollar currency forward contracts	44.9	44.9	409.5	409.5
- Interest rate swaps	-	-	6.0	6.0
	112.2	112.2	415.5	415.5
Long-term debt	888.4	903.1	1,088.2	1,107.2
Bonds	2,441.5	2,814.9	2,440.2	2,519.2
	3,442.1	3,830.2	3,943.9	4,041.9
Current financial liabilities
Derivative financial instruments:-
- Jet fuel derivative contracts	459.6	459.6	-	-
- U.S. dollar currency forward contracts	-	-	189.5	189.5
- Interest rate swaps	-	-	1.0	1.0
	459.6	459.6	190.5	190.5
Current maturities of debt	399.2	399.2	434.6	434.6
Trade payables*	319.4		249.6
Accrued expenses*	476.1		445.5
	1,654.3	858.8	1,320.2	625.1
Total financial liabilities	5,096.4	4,689.0	5,264.1	4,667.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.          Shareholder returns

In the nine months ended December 31, 2018 the Company bought back 37.8M ordinary shares at a total cost of €561M.  This buy-back was equivalent to approximately 3.2% of the Company's issued share capital at March 31, 2018.  All of these ordinary shares repurchased were cancelled at December 31, 2018.

In FY18 the Company bought back 46.7M shares at a total cost of €829M.  This buy-back was equivalent to approximately 3.8% of the Company's issued share capital at March 31, 2017.  All of these repurchased ordinary shares were cancelled at March 31, 2018.

As a result of the share buybacks in the nine months ended December 31, 2018, share capital decreased by 37.8M ordinary shares (46.7M ordinary shares in the year ended March 31, 2018) with a nominal value of €0.2M (€0.3M in the year ended March 31, 2018) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.3M in the year ended March 31, 2018). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2018 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2018 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

There were no significant post balance sheet events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 February, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary